





AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritas Independent Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Bob Courtway Drive, Suite 50
(No. and Street)

Conway	Arkansas	72032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Shannon 501-358-6131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Debra Shannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritas Independent Partners LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAIL MURDOCH
MY COMMISSION # 12373716
EXPIRES: November 4, 2019
Pope County

Debra Shannon
Signature

Managing Member
Title

Gail Murdoch
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAS INDEPENDENT PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REPORTS PURSUANT TO RULES 17A-5(d)

Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2017

CONTENTS



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Veritas Independent Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Veritas Independent Partners, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon
Dollar Logsdon CPA

We have served as the Company's auditor since 2016

Flower Mound, Texas
January 28, 2018

CPA & Advisor

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	23,741
Commissions receivable		42,822
Accounts receivable - personnel		450
Central registration depository account		13
Total assets	$	**67,026**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	25,516
Related party payables		11,602
Total liabilities		37,118
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		-
MEMBER'S EQUITY (Note 2)		29,908
Total liabilities and member's equity	$	**67,026**

The accompanying notes are an integral part of these financial statements.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Commissions	$ 641,175
Insurance income	73,851
Reimbursed expenses	25,846
Other income	428
Total revenues	741,300
EXPENSES:	
Commission	613,831
Professional services	30,343
Personnel	47,361
General operating	20,854
Insurance	17,516
Regulatory	19,058
Marketing	1,105
Other	599
Total expenses	750,667
NET LOSS	$ (9,367)

The accompanying notes are an integral part of these financial statements.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(9,367)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable - personnel		(450)
(Increase) Decrease in central registration depository account		35
(Increase) Decrease in commissions receivable		7,277
Increase (Decrease) in accounts payable and accrued expenses		(10,007)
Increase (Decrease) in related party payables		11,158
NET DECREASE IN CASH		(1,354)
CASH, at beginning of year		25,095
CASH, at end of year	$	23,741

The accompanying notes are an integral part of these financial statements.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCES, December 31, 2016	$	39,275
Net loss		(9,367)
BALANCES, December 31, 2017	$	29,908

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Veritas Independent Partners, LLC (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company, through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates as a securities broker-dealer for mutual funds, variable annuities and investment advisory services. The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

Revenue Recognition

The Company's main source of revenue is mutual funds, variable annuities and investment advisory services. This revenue and the related commission expense are recognized on an accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $29,444 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.26 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

The Company had a non-cancelable operating lease for subleased office space with Cardinal which expired August 31, 2017. In August 2017, the Company entered into a new sublease agreement with Cardinal which will expire August 31, 2018. In addition, the future minimum lease payments are $2,728 for the period of January 1 – August 31, 2018. Rental expense was $4,092 for the year ended December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's operating expenses including, but not limited to utilities, administrative assistance office supplies and rent expenses.

The Company has entered into a separate agreement to sublease office space from Cardinal through August 31, 2018 (see Note 3).

The Company owes $444 to Cardinal as of December 31, 2017.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through January 28, 2018, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITAS INDEPENDENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

CREDIT:

Total stockholders' equity	$ 29,908

DEBITS:

Nonallowable assets:

Accounts receivable - personnel	450
Central registration depository account	13
Total debits	463

NET CAPITAL 29,445

Minimum requirement of 6-2/3% of aggregate indebtedness of
$37,118 or $5,000, whichever is greater   5,000

Excess net capital   **$ 24,445**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 37,118

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   1.26 to 1

NOTE: There are no material differences between the above computation of net
capital and the corresponding computation as submitted by the Company
with the unaudited Form X-17A-5 as of December 31, 2017.

Veritas Independent Partners, LLC

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2(i) of Rule 15c-3.



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Veritas Independent Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Veritas Independent Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Veritas Independent Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Veritas Independent Partners LLC stated that Veritas Independent Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Veritas Independent Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Veritas Independent Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 28, 2018

CPA & Advisor

VERITAS INDEPENDENT PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

To the best knowledge and belief of Veritas Independent Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2017.



Signature

Managing Member
Title



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board
Veritas Independent Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Veritas Independent Partners LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31,2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:
1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-y for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dollar Logsdon

Flower Mound, Texas
January 28, 2018

CPA & Advisor

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69363 FINRA DEC
Veritas Independent Partners LLC
1150 Bob Courtway Drive, Suite 50
Conway, AR 72032

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $607

B. Less payment made with SIPC-6 filed (**exclude interest**) (284)
08/01/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 323

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $323

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Veritas Independent Partners LLC
(Name of Corporation, Partnership or other organization)

Debra Shannon
(Authorized Signature)

CEO
(Title)

Dated the 31 day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 741,300

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   309,912

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   Reimbursed Expense Income & Interest Income   26,274

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

   Enter the greater of line (i) or (ii)

   Total deductions   336,186

2d. SIPC Net Operating Revenues $ 405,114

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 607

   (to page 1, line 2.A.)

2

VERITAS INDEPENDENT PARTNERS, LLC

GENERAL ASSESSMENT RECONCILATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2017

General Assessment per Form SIPC - 7 including interest	$	607
Less payments made with Form SIPC-6		(284)
Assessment Balance Due	$	323